1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lime Brokerage LLC (the Company), a wholly-owned subsidiary of WEDBUSH, Inc. (Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA); is an introducing broker registered with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI), an entity affiliated by common ownership and ABN AMRO Clearing Chicago LLC (ABN), pursuant to clearing agreements (collectively referred to as the Clearing Brokers). The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and has filed an Exemption Report as described in SEA Rule 17a-5. The Parent has agreed to provide financial support to the Company and may supply additional capital as required to meet both regulatory and/or business requirements.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

(b) Use of Estimates

In preparing the statement of financial condition, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Although estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

(c) Fair Value

Certain assets and liabilities, including Cash, Cash segregated for the benefit of clients, Accounts receivable, Accounts payable and accrued liabilities, Receivables from and Payables to brokers, dealers, and clearing organizations, have a carrying value that approximates fair value due to their short term nature.

(d) Cash

The Company maintains cash in accounts held by major banks and financial institutions, which at times, exceed the amounts insured by the Federal Depository Insurance Corporation. The Company has not experienced any losses related to these balances.

(e) *Accounts Receivable*

Accounts receivable represents fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as management believes all amounts outstanding are collectible.

(f) *Furniture, Equipment and Leaseholds*

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed on an accelerated basis over the estimated useful lives of the assets. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are amortized over 10 or 15 years.

(g) *Income Taxes*

The Company is a limited liability company. As such, income or loss of the Company is allocated 100% to the Parent, for inclusion in its income tax return. The Company has provided for federal, state and local income taxes based on an allocation from the Parent. The Company is consolidated into the Parent for income tax purposes; the Parent files an income tax return in the U.S. federal jurisdiction, and also files income tax returns in various U.S. states and local jurisdictions.

(h) *Correction of Errors*

As a result of the Parent performing reconciliations of the income tax provisions during fiscal year 2016, errors in the current and deferred income tax receivable as of June 30, 2015 and years prior were discovered. To correct these errors, the Company decreased income tax receivable $2,447,103, increased deferred tax asset $1,882,320, and decreased beginning member's equity $564,782.

2. **DUE FROM CLEARING BROKERS**

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. At June 30, 2016, the due from clearing brokers includes required deposits aggregating $250,643 with the Clearing Brokers pursuant to the clearing agreements.

3. **DUE FROM/TO OTHER BROKERS**

Certain customer trades are executed on Electronic Communications Networks or Exchanges for which the Company receives rebates and incurs execution and other costs. Net rebates were reported as due from other brokers and net fees were reported as due to other brokers.

Certain customer trades are routed to floor brokers at the New York Stock Exchange or other service providers for execution for which the Company incurs execution and other costs. These fees were reported as due to other brokers.

The Company invoices certain broker dealer clients on a monthly basis for transaction fees. These fees were reported as due from other brokers and due to other brokers.

4. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, and leasehold improvements at June 30, 2016 are as follows:

Leasehold improvements	$ 2,392,852
Furniture	801,677
Office equipment	943,984
Computer equipment	5,272,342
Subtotal	9,410,855
Less accumulated depreciation and amortization	8,634,569
Net	$ 776,286

5. INTANGIBLES - INTELLECTUAL PROPERTY

Per ASC 350-30, intangible assets with finite useful life are amortized over useful life on a straight line basis. All intangible assets are evaluated for impairment when events or changes in circumstances suggest that the carrying value of an asset may not be fully recovered. Any impairment loss is recognized when the carrying amount is less than the fair value.

On June 10, 2011, the Parent acquired all of the membership interests of the Company. In connection with the acquisition, the Company recorded $1,373,997 in intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intellectual property. The accumulated amortization on June 30, 2016 was $467,909.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company is amortizing this asset over 4 years. The accumulated amortization on June 30, 2016 was $550,000.

The projected amortization of these assets for fiscal years ending June 30 is:

	Total
2017	$ 91,600
2018	91,600
2019	91,600
2020	91,600
2021	91,600
Thereafter	448,088
	$ 906,088

6. **OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company does not anticipate nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

7. **NET CAPITAL REQUIREMENT**

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 ("the Rule"). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under the Commodity Exchange Act or Rule 15c3-1. At June 30, 2016, the Company's net capital was $809,929 which was $497,072 in excess of its minimum requirement of $312,856. The ratio of aggregate indebtedness to net capital was 5.79:1. The Company is reliant on the Parent for funding to maintain capital adequacy until such time as the Company's net capital is sufficient to meet regulatory capital requirements.

8. **COMMITMENTS AND CONTINGENCIES**

The Company is subject to ongoing litigation and regulatory matters in the normal course of its business. In the opinion of management, the potential legal and regulatory matters in which the Company is involved are not expected to have a material impact on the Company's financial position or results of operations.

On June 30, 2005, the Company entered into a non-cancellable operating lease for a data center facility in New Jersey. The term of the lease is for 12 years, ending on September 16, 2017. The Company has posted a Letter of Credit in the amount of $60,000 in addition to a security deposit of $46,295. As of June 30, 2016, there have been no draw downs under this letter of credit.

On June 12, 2008, the Company entered into a non-cancellable operating lease for office space in New York. The lease expires on November 12, 2018. The Company has posted a Letter of Credit in the amount of $110,000 in lieu of a security deposit. As of June 30, 2016, there have been no draw downs under this letter of credit.

On March 29, 2013, the Company entered into a non-cancellable operating lease for a technology development center in Massachusetts. The term of this lease began on October 1, 2013 and ends on August 31, 2023.

As of June 30, 2016, future minimum lease payments due under the above leases are approximately as follows:

Years Ending June 30,

2017		$	1,109,000
2018			1,066,000
2019			679,000
2020			476,000
2021			479,000
Thereafter			1,066,000
	Total future office lease payments	$	4,875,000

The Company subleases to WSI space in its New York City office.

As part of its operations, the Company entered into multiple equipment leases with Wedbush Leasing Inc (WLI), an affiliated entity through common ownership and a non-affiliated entity. The Company's obligation under the equipment lease with the non-affiliated entity is unconditionally guaranteed by WSI. The equipment leases range from 1-10 years. As of June 30, 2016, future minimum lease payments due under the equipment leases are approximately as follows:

2017		$	352,000
2018			169,000
2019			85,000
2020			54,000
2021			37,000
Thereafter			34,000
	Total future equipment lease payments	$	731,000

9. **RELATED PARTY TRANSACTIONS**

For the year ended June 30, 2016, the Company entered into occupancy and telecom expense sharing transactions with WSI. As of June 30, 2016, the Company was due $30,775 from WSI. This amount is reflected as due from affiliate on the Statement of Financial Condition.

The Company provided brokerage and technology services to WSI.

At June 30, 2016, the Company had a clearing deposit of $250,643, a commission receivable of $2,937 and a clearing account balance of $4,916,068 with WSI which includes $1,464,816 in transaction fees receivable and $383,541 in technology fees receivable. These amounts are included in due from clearing brokers on the Statement of Financial Condition.

At June 30, 2016 the Company was due $1,199,934 from the Parent which consisted of receivables from the settlement of income taxes of $1,320,308 and is net of other payables of $120,374. This amount is reflected in due from parent on the Statement of Financial Condition.

10. INCOME TAXES

The Company is included in the filing of a consolidated tax return for federal tax purposes and in combined returns for certain states where such filing is required or permitted. The Company is also a party to a tax allocation agreement with the Parent, whereby the Company calculates its corresponding tax amounts on a separate return basis utilizing currently enacted tax laws and rates while also considering those tax attributes that are realized or realizable by the parent and corresponding consolidated group.

The Parent assesses its tax positions for all open tax years (2011-2016) and determines whether there are any material unrecognized liabilities in accordance with accounting for uncertain income taxes. Liabilities are recorded to the extent they are deemed incurred. Interest and penalties, as applicable and related to uncertain tax positions, are recorded in income tax expense.

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax position guidance, the Company recognizes the statement of financial condition benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the statement of financial condition.

The Company recognizes deferred tax assets and liabilities for future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

LIME BROKERAGE LLC
Notes to Statement of Financial Condition - continued
June 30, 2016

Temporary differences and carry-forwards, which give rise to deferred tax assets, consist of the following:

Deferred tax assets

Net operating loss	$	2,920,000
R&D credits		1,483,000
Accrued expenses		344,000
Amortization		272,000
Depreciation		160,000
Deferred lease liability		99,000
Legal reserves		6,000
Total deferred tax assets		**5,284,000**
Valuation allowance		(168,000)
Net deferred tax asset	**$**	**5,116,000**

The Company has reviewed all of its deferred tax assets to assess whether a valuation allowance should be established. The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized with the exception of the valuation allowance recorded against the net operating loss.

11.   401(K) PLAN

The Company participates, in conjunction with its Parent, in a 401(k) Retirement Plan (the Wedbush 401(k) Plan) for all eligible employees. Under the terms of the Wedbush 401(k) Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the 401(k) on behalf of participating employees. The Company did elect to make such a matching contribution for the 2015 plan year ended December 31, 2015 but has not made a decision yet in regards to the six month period ended June 30, 2016.

12.   SUBSEQUENT EVENTS

The Company has evaluated all events subsequent to June 30, 2016, up until the date the statement of financial condition was issued, and has determined there were no events or transactions during said period that would require recognition or disclosure in the statement of financial condition.